Torray Fund
7501 Wisconsin Ave. Ste. 750W
Bethesda, MD 20814

November 16, 2021

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Torray Fund (the “Trust”)
File No.: 811-22525
Torray Fund (S000047869)

Dear Ms. Browning :

The purpose of this letter is to respond to comments that you recently provided to Thomas Sheehan, counsel to the Trust and its Independent Trustees, regarding our preliminary proxy statement  filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-21-000431) with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2021, regarding proposals to: (1) approve a new investment management agreement between the Trust, on behalf of the Torray Fund, the Trust’s only series (the “Fund”), and Torray LLC ( “Torray”), the investment manager for the Fund, an action that is necessary because of a recent change in the ownership structure of Torray that constituted a presumptive change in control of Torray which terminated Torray’s prior management agreement with the Trust; and (2) transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

For your convenience in reviewing our responses, the comments and suggestions that we received from the staff are included in bold-face type and are immediately followed by Registrant’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
Rule 14a-6(e)(1) requires that all copies of preliminary proxy statements and forms of proxy filed pursuant to Rule 14a-6 (a) be clearly marked “Preliminary Copies”.  Your preliminary proxy filing of October 22, 2021 was not so marked.

Registrant supplementally acknowledges receipt of this comment and commits not to make the same mistake in future proxy filings.

2.	In Registrant’s letter to shareholders, please add a brief discussion advising shareholders of their proxy revocation rights and the procedures for invoking them.

Registrant responds supplementally that it has added the following language at the end of the shareholder letter:

“If you grant a proxy but wish to revoke it prior to its exercise, you may do so by mailing notice of such revocation to the Fund (addressed to the Secretary at the principal executive office of the Trust shown at the beginning of this proxy statement), or in person at the meeting by executing a superseding proxy or by submitting a notice of revocation to the Fund.  In addition, although mere attendance at the Special Meeting will not revoke a proxy if you are present at the Special Meeting you may withdraw a previously submitted proxy and vote in person.”

3.	In the Q&A and the Proxy Statement, Torray LLC is defined alternatively as “Torray” or “the Company”. For clarity purposes, please refer to Torray LLC only as “Torray” throughout the proxy materials.

Registrant responds supplementally that it has made this requested change throughout the proxy materials.

4.
In the Q&A and the Proxy Statement, Registrant makes periodic references to a new agreement being “substantially identical in its substantive terms” to a prior agreement or interim agreement.  Please change this language wherever it appears in the Q&A and Proxy to state, if accurate, that there are “no material differences” between the agreements as they relate to particular elements of the agreements.

Registrant supplementally responds that it has made the requested changes to such disclosure wherever it appears.

5.
In its July 22, 2021 filing of additional definitive proxy materials related to the change in control of Torray that occurred as a result of Robert Torray’s death, Registrant represented that Nicholas Haffenreffer immediately became a control person of Torray even though no additional ownership units were then transferred to Mr. Haffenreffer.  This occurred because Mr. Torray’s 35% voting interest in the Company (35 voting units out of 100) converted immediately to a non-voting interest upon his death. As a result of the conversion of Mr. Torray’s interests, Mr. Haffenreffer’s 24.9 voting units immediately came to represent 38.3% of the Company’s voting interests (24.9 voting units out of 65 total voting units) rather than the 24.9” ownership that he had prior to Mr. Torray’s death (24.9 voting units out of 100 total voting units).  Registrant further represented that no other owner of Torray became more than a 25% owner of the Company’s voting interest by virtue of the reduction in the overall number of voting units of the Company that resulted from Robert Torray’s death.

In the Q&A section of the same July 22, 2021 filing, Registrant represented that the legal representative of Mr. Torray’s estate, who is also the Trustee of Mr. Torray’s family trust, would honor Mr. Torray’s prior commitment to Torray, its members, and other employees approved by Torray’s Board of Managers, by effectuating transactions that would give each such member or employee the opportunity to purchase additional voting ownership interests in Torray equal to the amount would have been offered to them as originally contemplated in connection with the definitive proxy that Registrant filed on April 23, 2021. Registrant further represented that the legal representative/trustee would consummate these transactions as soon as he was legally able to do so.

With respect to these matters, please confirm whether Mr. Haffenreffer ever received any additional ownership shares from Mr. Torray’s estate or family trust.  Please also advise the staff of the status of such transactions as the relate to other members or employees of Torray.

Registrant represents that Mr. Haffenreffer did not receive any additional shares from Mr. Torray’s estate or family trust.  With respect to proposed transactions involving other members and employees of Torray, registrant represents that although the legal representative/trustee is now legally able to go forward with these transactions, no such transactions have been consummated because of the pendency of this proxy.  Registrant represents however, that when such transactions are consummated, no individual or entity will own more than 25% of the voting interests in Torray unless Registrant again goes through the process of seeking shareholder approval of a new management agreement as a result of a change in control.

6.
Please advise the staff whether the Torray Fund Board, in considering whether to approve the New Management Agreement, considered any other advisers to manage the Fund. If other advisers were not considered, please explain why they were not.

Registrant represents supplementally that the Board did not consider any other advisers to manage the Fund at its September 22, 2021 to consider the approval of New Management Agreement.  The reasons it did not are as follows:

(a) the Board had recently approved an identical agreement at its May 13, 2021 Board meeting to consider a new management agreement because of the change in control that had resulted from Robert Torray’s death, and shareholders had approved that new agreement at a Special Meeting that occurred on August 27, 2021, less than 4 weeks prior to the September 22, 2021 Board Meeting;

(b) the Board considered that Mr. Haffenreffer’s departure from Torray would not in any way effect on the management of the Fund or the of services that Torray provides to the Fund.  It was noted that Mr. Haffenreffer had never been involved in managing the Fund or Torray’s value strategy. The Trustees also considered that there would be a continuity of management that under the New Management Agreement, with the Fund continuing to be managed by the Torray’s dedicated and experienced co-portfolio managers, Messrs. Shawn Hendon and Jeffrey Lent, with no changes to the Fund’s investment objective and principal investment strategies, the services that Torray provides to the or the fees that Torray receives for providing such services, and the Fund’s expense ratio.

(c) in approving the New Management Agreement, the Board considered that the management structure of Torray would not change as a result of Mr. Haffenreffer’ s departure, and that Torray would continue to be managed by a Board of Managers, comprised of Mr. Hendon and Mr. William M Lane, who have been Members of the Board of Managers since its inception. The Board also considered Management’s representation that it would consider a replacement for Mr. Haffenreffer on the Board of Managers in the near future.  (Jeffrey Lent was subsequently approved to serve in that capacity).

(d) in approving the New Management Agreement, the Trustees noted the improving  performance of the Fund relative to its benchmark and Morningstar categories over the past two years.

7.
With respect to the Transactions that were consummated by Torray and Mr. Haffenreffer in connection with Mr. Haffenreffer’ s departure from Torray, please confirm your compliance with Item 22(c)(6) of the proxy rules, which requires the Registrant to describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, was or is to be a party.

It is registrant’s position that Item 22(c)(6) is not applicable to our situation because Mr. Haffenreffer never became a member of Torray Fund’s Board.  While Mr. Torray was nominated as an Interested Trustee and approved by Shareholders at the August 27, 2021 Special Meeting of Shareholders, the proxy to elect Mr. Hafferreffer explicitly stated in three places (in the description of Proposal 2 in the table at the beginning of the proxy, in the Q&A, and in the discussion in the proxy itself describing the actions that the Board took at its December 8, 2021 Board meeting related to the nomination and election of Trustees) that “[i]f elected by shareholders, proposed Interested Trustee Nicholas Haffenreffer’s term as an Interested Trustee will commence only when William M Lane departs from the Board”.

Mr. Lane has never departed from the Torray Fund Board, and continues to serve as an Interested Trustee.  Consequently, Mr. Haffenreffer’s term as an Interested Trustee never commenced prior to his departure from Torray.  Mr. Haffenreffer has never attended any Torray Fund Board meeting in the role of Director, and was not present in any capacity at the only Board meeting that has occurred since the August 27, 2021 Special Shareholder Meeting - the September 22, 2021 meeting at which the Board approved the Interim and New Management Agreement as a consequence of Mr. Haffenreffer’s departure from Torray and the sale of his entire ownership interest in the firm.  Finally, Mr. Haffenreffer has written to Torray Fund Board Chair Wayne Shaner resigning from his position as a prospective member of the Torray Fund Board of Trustees because of his responsibilities at his current firm.  Mr. Haffenreffer’s resignation from his contingent prospective membership on the Board has been accepted, and he will not assume the role of Interested Trustee when Mr. Lane departs from the Board.

8.
Please revise the language on Page 11 of the Preliminary Proxy under the heading “Quorum” and “Vote Required to Pass the Proposals” regarding the effect of broker non-votes” given that Proposal 1 is a “non-routine” matter.

In response to this comment 8, registrant has modified the proxy materials by deleting all language following the second sentence in the first paragraph under the heading “Quorum” and substituting the following language.

It is the Fund’s understanding that because Proposal 1 presented for approval at the Special Meeting is a “non-routine” matter, broker-dealers and other intermediaries will not have discretionary authority to vote on that proposal in the absence of specific authorization from their customers.  Consequently, there are unlikely to be any “broker non-votes” at the Special Meeting with respect to Proposal 1 .  “Broker non-votes” would otherwise have the same effect as abstentions (that is, they could be counted as present for purposes of determining the presence of a quorum and would treated as if they were votes against the proposal).

Registrant has modified the last sentence of the only paragraph under the heading “Vote Required to Pass the Proposals” to read as follows:

Abstentions and broker “non-votes”, if any, will have the effect of a “no” vote for purposes of obtaining the requisite approval of the proposal.

*     *     *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Thomas Sheehan, counsel to the Trust and its Independent Trustees.   Mr. Sheehan can be reached by phone at (207) 228-7165 (direct dial work) or 207-632-0897 (cell), or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,

Torray LLC

/s/ Shawn M. Hendon
Shawn M. Hendon
President